Exhibit E

RECENT DEVELOPMENTS IN THE REPUBLIC AS OF DECEMBER 23, 2016

The information included in this document supplements the information about the Republic of Panama (the “Republic” or “Panama”) contained in Panama’s annual report for the year ended December 31, 2015, on Form 18-K filed with the Commission on September 30, 2016. To the extent the information in this Exhibit E is inconsistent with the information contained in such annual report, the information in this Exhibit E replaces such information. Initially capitalized terms used in this Exhibit E have the respective meanings assigned to those terms in such annual report.

Recent Government Actions

In October 2016, Panama started an assessment process to determine the effectiveness of actions taken since it was removed on February 19, 2016 from the FATF list of high-risk and non-cooperating jurisdictions with AML and CFT deficiencies, commonly referred to as the grey list. The Government continues to work with FATF on Latin America (“GAFILAT”) to implement legislative and regulatory reforms. The fourth round of mutual evaluation began with a pre-assessment visit by a delegation of authorities from GAFILAT.

In October 2016, Panama signed the Convention on Mutual Administrative Assistance in Tax Matters to modernize and transform its financial and international services platform and to establish a legal framework for the implementation of transparency initiatives and international cooperation.

In November 2016, Panama and Canada signed a framework cooperation agreement to strengthen the institutional capacity of the Ministry of Public Security and for the acquisition of goods and services related to its security functions.

In December 2016, the Assembly approved Law No. 66, amending Decree Law No. 1 of 1999, which provides the regulatory framework governing the stock market in Panama. Law No. 66 modifies 37 registration fees, 17 supervisory fees and extends certain definitions, obligations, and functions of various parties involved in the stock market.

In December 2016, the Budget Committee of the Assembly approved funding of U.S.$99.8 million for ENA for the construction of a fourth bridge over the Panama Canal. This funding provided by the Budget Committee of the Assembly will form part of a larger financing package yet to be defined and approved by the Assembly.

The Economy

In the first nine months of 2016, estimated GDP growth was 4.8%, compared to 5.7% for the same period in 2015. Inflation, as measured by the average CPI with base year 2013, was –0.1% in the first nine months of 2016.

On October 13, 2016, the Ministry of Economy and Finance revised the projection for 2016 GDP growth, estimating GDP growth of 5.6% instead of the previously estimated 6.0%. This adjustment was due to a slowdown in world trade and its effect on Panama: in particular, lower than expected results for the transport, storage and communications subsector. Ports, the Panama Canal and the CFZ also underperformed compared to prior expectations.

For the nine months ended September 30, 2016, the FAP had revenues of U.S.$59.5 million, compared to U.S.$11.5 million in losses during the same period of 2015.

The Assembly approved Panama’s 2017 budget on December 2, 2016. The 2017 budget contemplates total expenditures of U.S.$21.7 billion, with budget estimates based on anticipated nominal GDP of U.S.$58.6 billion

(6.0% real growth from 2016) and an anticipated consolidated non-financial public sector deficit of approximately U.S.$584.7 million (approximately 1.0% of estimated nominal GDP) for 2017. The corresponding fiscal deficit permitted under the Social and Fiscal Responsibility Law is approximately U.S.$586.3 million for 2017. Compliance with the Social and Fiscal Responsibility Law is assessed only against year-end results. The 2017 budget allocates public expenditures as follows: 41.6% to the social sector; 12.3% to infrastructure; 2.3% to production/development; 15.9% to general services; and 17.2% to debt service of the non-financial public sector.

Public Finance

The Central Government’s current savings for the first six months in 2016 registered a surplus of U.S.$311 million (0.6% of nominal GDP) compared to a surplus of U.S.$201 million for the same period in 2015 (0.4% of nominal GDP). The Government’s overall deficit decreased from U.S.$2.1 billion in the first nine months of 2015 (4.0% of nominal GDP) to a deficit of U.S.$2.1 billion for the same period in 2016 (3.9% of nominal GDP). In the first nine months of 2016, Panama’s non-financial public sector balance registered a deficit of U.S.$911 million (1.7% of nominal GDP), a decrease from a deficit for the same period in 2015 of U.S.$1,013.0 million (1.9% of nominal GDP).

The non-financial public sector deficit for the nine-month period ended on September 30, 2016 was U.S.$911 million, a decrease of U.S.$102 from the deficit of U.S.$1,013 million registered for the same period of 2015. Total non-financial public sector expenditures for the nine-month period ended September 30, 2016 were U.S.$9.1 billion, an increase of U.S.$547 million (6.4%) from U.S.$8.6 billion for the same period of 2015. Total revenue for the nine-month period ended on September 30, 2016 was U.S.$8.2 billion, an increase of U.S.$650 million (8.6%) from U.S.$7.6 billion for the same period of 2015.

On the expenditure side, non-financial public sector capital expenses totaled U.S.$2,599 million for the first nine months of 2016, an increase of U.S.$272 million (11.7%) compared to U.S.$2,327 million during the same period of 2015. Non-financial public sector current expenses during the nine-month period ended on September 30, 2016 amounted to U.S.$6.5 billion, a U.S.$0.3 billion (4.4%) increase from U.S.$6.3 billion during the same period of 2015. On the revenue side, tax revenue during the first nine months of 2016 was U.S.$4.0 billion, an increase of U.S.$336 million (9.1%) from U.S.$3.7 billion during the first nine months of 2015, while non-tax revenue was U.S.$1,003 million, a decrease of U.S.$8 million (–0.8%) from U.S.$1,011 million for the same period in 2015. Capital revenue during the first nine months of 2016 was U.S.$0.

In December 2016, the Panama Canal Authority will pay U.S.$1.0 billion in taxes for the fiscal year 2016. This is an increase of U.S.$8.1 million compared to the budget projection for 2016. The total payment consists of U.S.$630.7 million from the operation of the Canal, U.S.$380 million from tolls and U.S.$2.4 million from services rendered by the Government.

Public Debt

As of November 30, 2016, total public debt was U.S.$21.5 billion. Internal public debt accounted for 22.2% of total public debt, while external public debt accounted for 77.8% of total public debt. The average maturity of the public debt portfolio as of November 30, 2016 was 10.8 years, with an average duration of 7.6 years. As of the third quarter of 2016, Treasury note and bond issuances reached U.S.$1,016.2 million and local secondary market transactions reached U.S.$737.6 million.

Primary market transactions during the first eleven months of 2016 included the issuance of U.S.$698.5 million of PABONO 2024 bonds and a reopening of the PANOTA 2019 bonds for U.S.$317.7 million.

On September 30, 2016, the credit rating agency Standard & Poor’s confirmed the investment grade of the Republic of Panama as BBB with a stable outlook. Ratings are not a recommendation to purchase, hold or sell securities and may be changed, suspended or withdrawn at any time. Panama’s current credit ratings and the rating outlooks currently assigned to Panama depend on economic conditions and other factors affecting credit risk that are outside the control of Panama. Each rating should be evaluated independently of others. Detailed explanations of the ratings may be obtained from the rating agencies. Panama discloses these ratings because, although it has no control over ratings, they are important to Panama’s ability to obtain financing on terms that are favorable to it.

The Panama Canal

On August 29, 2016, the Cabinet approved Bill No. 356, which approved the budget of the PCA for the fiscal year ending on September 30, 2017. This budget assumes an increase of 10.6% in transit revenues and an increase of 8.9% in total operating income and projects that dividends to the Central Government at the end of fiscal year 2017 will increase by 72.5% from U.S.$662.0 million to U.S.$1,141.5 million. On August 3, 2015, the Assembly approved the PCA’s budget for its fiscal year ending September 30, 2016, allocating U.S.$146.2 million to the Canal’s investment program and U.S.$72.0 million to the Canal’s modernization program.

Foreign Trade and Balance of Payments

Foreign Direct Investment

For the first nine months of 2016, Panama’s FDI was U.S.$4,211.2 million, an increase of U.S.$635.7 million or 17.8%% from U.S.$3,575.5 million in the same period of 2015.

The following table sets forth the foreign direct investment in Panama by investor residence for the years 2012 through 2015.

TABLE NO. 23

Foreign Direct Investment in Panama by Investor Residence

	Foreign Direct Investment
Investor Residence
	(in thousands of U.S.$)
	2012 (R)	2013 (R)	2014 (P)	2015 (P)
TOTAL	3,210,533	3,567,175	4,458,666	4,494,234
EUROPE	(345,370)	(680,087)	926,369	775,037
European Union	(508,682)	(1,122,155)	576,830	573,171
Germany	112,804	5,832	273,588	84,484
Belgium	(130,017)	(154,536)	(85,907)	2,491
Denmark	(38,786)	18,691	(10,545)	7,970
Spain	67,956	(252,067)	152,812	164,742
France	12,225	(26,221)	28,249	18,846
Italy	20,773	22,566	30,377	42,913
Netherlands	244,258	60,958	56,457	94,166
United Kingdom	(708,905)	(840,235)	174,970	143,224
Sweden	21,676	13,167	(31,254)	7,021
Other Countries (1): Austria, Greece, Hungary, Ireland, Poland, Portugal, and Finland	(110,666)	29,690	(11,918)	7,314
Other European Countries	163,312	442,068	349,539	201,865
Andorra	4,567	2,634	3,930	3,394
Norway	3,240	(404)	(983)	685
Switzerland	152,073	413,816	325,893	187,670
Other countries (1): Liechtenstein, Russia, Turkey and Ukraine	3,432	26,023	20,699	10,117
AFRICA	612,130	(340,776)	145,187	320,190
South Africa	612,130	(340,776)	145,187	320,190
AMERICA	2,347,723	3,998,628	3,736,277	3,022,670
North America	1,074,991	1,497,003	1,368,020	1,314,104
Canada	1,097,219	150,259	23,920	49,895
United States	28,472	750,227	1,320,407	1,039,111
Mexico	(50,700)	596,548	23,693	225,098
Central America and the Caribbean	363,367	540,476	382,337	488,263
Aruba	3,589	(1,685)	5,899	956
Bahamas	34,082	47,712	36,878	30,382

	Foreign Direct Investment
Investor Residence
	(in thousands of U.S.$)
	2012 (R)	2013 (R)	2014 (P)	2015 (P)
Barbados	132	3,154	15,013	1,642
Costa Rica	51,690	175,231	128,200	118,987
Cuba	688	322	179	386
El Salvador	43,088	42,321	5,737	25,237
Guatemala	26,040	19,911	9,283	32,015
Honduras	42,151	9,187	11,953	13,476
Jamaica	13,888	321	(26,479)	108,381
Nicaragua	21,388	32,337	19,916	17,442
Puerto Rico	7,474	119,123	2,540	12,698
Dominican Republic	30,991	21,278	32,206	33,924
Other countries (1): Belize, Cayman Islands, Haiti, Curacao, Leeward Islands (UK), San Martin Island, Virgin Islands (USA), Trinidad and Tobago	88,167	71,264	141,013	92,738
South America	909,365	1,961,149	1,985,920	1,220,303
Argentina	6,010	15,586	25,349	8,953
Bolivia	30	74	59	38
Brazil	122,440	13,500	63,811	148,830
Chile	9,418	31,284	2,930	11,740
Colombia	533,340	1,714,862	1,110,441	865,592
Ecuador	12,294	11,967	630,232	99,162
Peru	25,062	55,950	31,068	26,072
Venezuela	200,771	117,927	122,029	59,916
ASIA	588,482	591,679	(354,138)	372,464
Middle and Near East	6,475	1,889	(23,669)	1,397
Israel	4,921	2,752	(22,491)	1,321
Lebanon	1,554	863	(1,178)	76
Central Asia, southern and other Persian Gulf countries	67,362	(8,859)	23,550	29,767
India	1,677	(157)	(1,260)	1,085
Singapore	63,651	(9,970)	25,001	26,581
Other countries (1): Philippines, Pakistan, Saudi Arabia and Indonesia	2,034	1,268	(190)	2,101
East Asia	514,645	598,650	(354,019)	341,299
China, Hong Kong	2,150	135	(4,308)	3,441
China, Democratic People’s Republic of Korea (North Korea)	76,798	15,836	43,467	31,602
Republic of Korea (South of Korea)	422,510	337,222	(281,896)	38,950
Japan	998	(66,052)	(41,813)	11,294
Republic of China (Taiwan)	12,189	311,510	(69,469)	256,013
OTHER COUNTRIES: (1) Angola, Uruguay, Australia and North Korea	7,568	(2,269)	4,971	3,873

Note: Totals may differ due to rounding.

(1)	Due to statistical confidentiality, countries with up to two companies of direct investment have been included in this line.
(R)	Revised data.
(P)	Preliminary data.

Source: Office of the Comptroller General.

The following table sets forth the foreign direct investment in Panama by economic activity for the years 2012 through 2015.

TABLE NO. 24

Foreign Direct Investment in Panama by Category of Economic Activity

	Foreign Direct Investment
Category of Economic Activity
	(in thousands of U.S.$)
	2012 (R)	2013 (R)	2014 (P)	2015 (P)
TOTAL	3,210,533	3,567,175	4,458,666	4,494,234
Agriculture, cattle, hunting and forestry	14,274	33,555	(24,623)	5,480
Mining and quarrying	1,149,420	434,629	6,189	5,860
Manufacturing industries	520,404	141,747	181,265	238,036
Electricity, gas and water supplies	(122,648)	(244,621)	(54,031)	84,616
Construction	117,198	44,522	81,765	250,175
Wholesale and retail	954,586	1,417,241	521,061	1,606,910
Transport, storage and mail	463,498	307,373	2,243,235	462,001
Hotels and restaurants	623	131,474	18,822	55,762
Information and communication	(333,039)	760,460	(65,736)	578,866
Finance and insurance activities	408,939	491,245	1,318,141	949,168
Real estate activities	28,514	(53,362)	102,440	69,780
Professional, scientific and technical activities	27,061	37,809	41,312	46,598
Administrative activities and support services	(51,000)	4,930	34,208	53,717
Education	11,338	7,444	7,798	26,793
Social and health related services	(359)	2,169	5,471	10,504
Arts, entertainment and related activities	23,150	45,752	10,447	28,852
Other services activities	(1,426)	4,808	30,902	21,116

Note:	Totals may differ due to rounding.
(R)	Revised data.
(P)	Preliminary data.

Source: Office of the Comptroller General.